UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          -----------------------

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)


                       ALTERRA HEALTHCARE CORPORATION
          --------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
          --------------------------------------------------------
                       (Title of Class of Securities)

                                 02146C104
          --------------------------------------------------------
                               (CUSIP Number)

              AR Investments Limited c/o Unsworth & Associates
                    Herengracht 483, 1017 BT, Amsterdam
                              The Netherlands
                        Tel. No.: 011-31-20-623-2205
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 20, 2000
          --------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                SCHEDULE 13D

CUSIP No.  02146C104

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            AR Investments Limited

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a)  X
                                                                ---
                                                            (b) ___

3.    SEC USE ONLY

4.    SOURCE OF FUNDS

            WC

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER          2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER        0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER      2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER    0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO




                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         RH Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER          2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER        0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER      2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER    0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO




                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         VXM Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO




                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         LXB Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO




                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         HR Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO




CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Barry Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                  (     )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

         9.82%

14.  TYPE OF REPORTING PERSON

         CO




CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Rachel Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO





CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Vivian Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO





CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Lillian Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO





CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Henry Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO





                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Monument Trust Company Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Guernsey, Channel Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO





                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         IPC Advisors S.A.R.L.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxemburg


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO





                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         LMR Investments Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO





                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The LMR Family Trust

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         OO





                                SCHEDULE 13D

CUSIP No.  02146C104

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Caledonian Bank & Trust Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  X
                                                                ---
                                                            (b) ___

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

         WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                 ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands


    NUMBER OF           7.  SOLE VOTING POWER         2,167,900
     SHARES
  BENEFICIALLY          8.  SHARED VOTING POWER       0
    OWNED BY
      EACH              9. SOLE DISPOSITIVE POWER     2,167,900
    REPORTING
     PERSON            10. SHARED DISPOSITIVE POWER   0
       WITH


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,167,900

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES
                                 ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          9.82 %

14.  TYPE OF REPORTING PERSON

         CO





     AR Investments Limited, a Cayman Islands corporation ("AR Investments"), RH Investments Limited, a Cayman Islands corporation ("RH Investments"), VXM Investments Limited, a Cayman Islands corporation ("VXM Investments"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), HR Investments Limited, a Cayman Islands corporation ("HR Investments") Barry Trust, a Guernsey, Channel Islands trust ("Barry Trust"), Rachel Trust, a Guernsey, Channel Islands trust ("Rachel Trust"), Vivian Trust, a Guernsey, Channel Islands trust ("Vivian Trust"), Lillian Trust, a Guernsey, Channel Islands trust ("Lillian Trust"), Henry Trust, a Guernsey, Channel Islands trust ("Henry Trust"), The Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Monument Trustee"), IPC Advisors S.A.R.L., a Luxemburg corporation ("IPC"), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), The LMR Family Trust, a Cayman Islands trust (the "LMR Trust") and Caledonian Bank & Trust Limited, a Cayman Islands corporation (the "Caledonian Trustee" and collectively with AR Investments, RH Investments, VXM Investments, LXB Investments, HR Investments, Barry Trust, Rachel Trust, Vivian Trust, Lillian Trust, Henry Trust, the Monument Trustee, IPC, LMR Investments, and LMR Trust, the "Reporting Persons") hereby amend the report on Schedule 13D filed by the Reporting Persons on January 18, 2000 (the "Schedule 13D") in respect of common stock, par value $0.01 per share (the "Common Stock") of Alterra Healthcare Corporation, a Delaware corporation (the "Issuer"), as amended by Amended No. 1 thereto filed on January 26, 2000, as set forth below. The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934 (the "Exchange Act").

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 of Schedule 13d is hereby amended and restated as follows:

     (a) The names of the persons filing this statement (the "Reporting Persons") are AR Investments Limited, a Cayman Islands corporation ("AR Investments"), RH Investments Limited, a Cayman Islands corporation ("RH Investments"), VXM Investments Limited, a Cayman Islands corporation ("VXM Investments"), LXB Investments Limited, a Cayman Islands corporation ("LXB Investments"), HR Investments Limited, a Cayman Islands corporation ("HR Investments"), Barry Trust, a Guernsey, Channel Islands trust ("Barry Trust"), Rachel Trust, a Guernsey, Channel Islands trust ("Rachel Trust"), Vivian Trust, a Guernsey, Channel Islands trust ("Vivian Trust"), Lillian Trust, a Guernsey, Channel Islands trust ("Lillian Trust"), Henry Trust, a Guernsey, Channel Islands trust ("Henry Trust"), The Monument Trust Company Limited, a Guernsey, Channel Islands corporation (the "Monument Trustee"), IPC Advisors S.A.R.L., a Luxemburg corporation ("IPC), LMR Investments Limited, a Cayman Islands corporation ("LMR Investments"), The LMR Family Trust, a Cayman Islands trust (the "LMR Trust") and Caledonian Bank & Trust Limited, a Cayman Islands corporation (the "Caledonian Trustee"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934 (the ("Exchange Act").

     AR Investments is 100% owned by the Barry Trust, a Guernsey, Channel Islands trust. RH Investments is 100% owned by the Rachel Trust, a Guernsey, Channel Islands trust. VXM Investments is 100% owned by the Vivian trust, a Guernsey, Channel Islands trust. LXB Investments is 100% owned by the Lillian Trust, a Guernsey, Channel Islands trust. HR Investments is 100% owned by the Henry Trust, a Guernsey, Channel Islands trust.

     The Monument Trust Company Limited, a Guernsey, Channel Islands corporation, is the trustee (the "Monument Trustee") for the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust. The Monument Trustee has discretion regarding investment and voting decisions. LMR Protector Limited, a Cayman Islands corporation, has the power under the trust declarations to remove or replace the Monument Trustee.

     LMR Investments Limited, a Cayman Islands corporation owns 100% of the equity of IPC and LMR Family Trust, a Cayman Islands trust, owns 100% of the equity of LMR Investments Limited.

     The names of the directors of AR Investments, RH Investments, VXM Investments, LXB Investments, and HR Investments are Henry Reichmann and J.
B. Unsworth. The names of the directors and executive officers of the Monument Trustee are Simon Brooks, Stephen John Harlow, Simon Richard Henning, Geoffrey Robert Le Page, Andrew John Tabemer, Ansel Edwin Holder and Kenneth Rayner. The names of the directors and executive officers of LMR Protector Limited are J.B. Unsworth and Joseph Reichmann.

     The names of the directors of IPC are H. Reichmann and J.B. Unsworth. The names of the directors of LMR Investments are H. Reichmann and J.B. Unsworth. The names of the directors and executive officers of the Caledonian Trustee are W.S. Walker, D.G. Bird, G.J.R. Stein, A.J.E. Foster, D.S. Sargison, D.J.V. Burge, D.S. Walker, B.G.H. McGrath, Vijayabalan Murugesu and F.M. Barrie.

     (b) The business address for each of AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands. The business address of J.B. Unsworth and Henry Reichmann is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam,The Netherlands. The business address of the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust is c/o The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE.

     The business address of the Monument Trustee is The Monument Trust Company Limited, P.O. Box 236, Canada Court, St. Peter Port, Guernsey, Channel Islands, GY1 4LE. The business address of each of the directors and executive officers of the Monument Trustee is as follows:

Simon Brooks                  14 New Street, St. Peter Port, Guernsey
Stephen John Harlow           14 New Street, St. Peter Port, Guernsey
Simon Richard Henning         14 New Street, St. Peter Port, Guernsey
Geoffrey Robert Le Page       14 New Street, St. Peter Port, Guernsey
Andrew John Tabemer           14 New Street, St. Peter Port, Guernsey
Ansel Edwin Holder            Canada Court, Upland Road, St. Peter Port,
                                Guernsey
Kenneth Rayner                Canada Court, Upland Road, St. Peter Port,
                                Guernsey

     The business address of LMR Protector Limited is Walker House, P.O. Box 265, Mary Street, George Town, Grand Cayman. The business address of each of the directors and executive officers of LMR Protector Limited is c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam, The Netherlands.

     The business address of IPC is IPC Advisors S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam. The business address of each of the directors of IPC is IPC Advisors S.A.R.L. c/o Unsworth & Associates, Herengracht 483, 1017 BT, Amsterdam.

     The business address of LMR Investments is Walker House, Mary Street, Georgetown, Grand Cayman, Cayman Islands. The business address of each of the directors of LMR Investments is Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

     The business address of the LMR Trust is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

     The business address of the Caledonian Trustee is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands. The business address of each of the directors and executive officers of the Caledonian Trustee is Caledonian House, Jennette Street, P.O. Box 1043, George Town, Grand Cayman, Cayman Islands.

     (c) AR Investments, RH Investments, VXM Investments, LXB Investments, HR Investments, IPC and LMR Investments are corporations whose principal business is to hold, finance and participate in investments. Each of the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust, the Henry Trust and the LMR Trust are trusts whose principal business is to hold assets on behalf of beneficiaries of the trust. The Monument Trustee and the Caledonian Trustee are corporations whose principal business is to provide professional trustee and corporate management services.

     The present principal occupation of each of the directors of AR Investments, RH Investments, VXM Investments, LXB Investments, and HR Investments is a corporate executive.

     The present principal occupation of each of the directors of IPC and LMR Investments is a private investor.

     The present principal occupation of each of the directors and executive officers of the Monument Trustee is as follows:

     Simon Brooks               Chartered Accountant
     Stephen John Harlow        Chartered Accountant
     Simon Richard Henning      Chartered Accountant
     Geoffrey Robert Le Page    Accountant
     Andrew John Tabemer        Chartered Accountant
     Ansel Edwin Holder         Managing Director - Banking
     Kenneth Rayner             Head of Trust for British Isles.

     The present principal occupation of Joseph Reichmann is a corporate executive.

     The present principal occupation of each of the directors and executive officers of the Caledonian Trustee is as follows:


     W.S. Walker            Chairman of the Caledonian Trustee
     D.G. Bird              Non-executive Director of Caledonian Trustee
     G.J.R. Stein           Attorney-at-law with W.S. Walker & Company
     A.J.E. Foster          Attorney-at-law with W.S. Walker & Company
     D.S. Sargison          Managing Director of Caledonian Trustee
     D.J.V. Burge           Managing Director of Caledonian (Isle of
                              Man) Limited
     D.S. Walker            Assisting Managing Director of Caledonian Trustee
     B.G.H. McGrath         Assisting Managing Director of Caledonian Trustee
     Vijayabalan Murugesu   Assisting Managing Director of Caledonian Trustee
     F.M. Barrie            Assistant Secretary of Caledonian Trustee

     (d) During the past five years, none of the persons referred to in paragraph (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the persons referred to in paragraph (a) above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) AR Investments, RH Investments, VXM Investments, LXB Investments, HR Investments and LMR Investments are organized under the laws of the Cayman Islands.

     Each of the directors of AR Investments, RH Investments, VXM
Investments, LXB Investments, HR Investments and LMR Investments is a Canadian citizen.

     IPC is organized under the laws of Luxemburg. Each of the directors of IPC is a Canadian citizen.

     Each of the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust and the Henry Trust is organized under the laws of Guernsey, Channel Islands.

     The Monument Trustee is organized under the laws of Guernsey, Channel Islands. Each of the directors and executive officers of the Monument Trustee is a British citizen.

     Joseph Reichmann is an Israeli citizen.

     The Caledonian Trust is organized under the laws of the Cayman
Islands.

     The Caledonian Trustee is organized under the laws of the Cayman Islands. The directors and executive officers of the Caledonian Trustee have the following citizenship:

         W.S. Walker            Cayman Islands
         D.G. Bird              Cayman Islands
         G.J.R. Stein           United Kingdom
         A.J.E. Foster          United Kingdom
         D.S. Sargison          United Kingdom
         D.J.V. Burge           United Kingdom
         D.S. Walker            Cayman Islands
         B.G.H. McGrath         Republic of Ireland
         Vijayabalan Murugesu   Malaysia
         F.M. Barrie            United Kingdom

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated as follows:

     On January 6, 2000, each of AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments used $1,540,000 ($7,700,000 in the aggregate) from their respective working capital to purchase 220,000 shares (1,100,000 shares in the aggregate) of Common Stock from an affiliate of the Reporting Person. This affiliate had acquired these 1,100,000 shares (which represent less than 5% of the outstanding shares of Common Stock) in open market transactions on the American Stock Exchange from December 10, 1999 through December 22, 1999 at an aggregate price of $7,713,805 (or an average of $7.0126 per share).

     Each of AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments used $1,352,332 ($6,761,660 in the aggregate) from their respective working capital to acquire an additional 179,080 shares of Common Stock (or 895,400 shares in the aggregate) in open market transactions on the American Stock Exchange from January 6, 2000 to January 25, 2000. Each of AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments used $271,462 ($1,357,310 in the aggregate) from their respective working capital to acquire an additional 34,500 shares of Common Stock (or 172,500 shares in the aggregate) in open market transactions on the American Stock Exchange from January 26, 2000 to January 31, 2000. See Item 5(c).

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons will continuously evaluate their ownership of shares of Common Stock and the Issuer's business and industry. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, each of the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of all or a portion of the shares of Common Stock that such Reporting Person now owns or may hereafter acquire. Accordingly, the Reporting Persons should not be considered passive investors.

     Representatives of IPC and the Issuer are having discussions with respect to a possible significant equity investment in the Issuer by IPC and/or its affiliates. In this connection, the Issuer is providing certain confidential information to IPC pursuant to a confidentiality agreement. There can be no assurance that any such investment will be made. Pursuant to the confidentiality agreement, among other things, IPC has agreed through January 31, 2001, without the prior written consent of the Issuer (with certain exceptions), not to (i) acquire any additional voting securities or rights to acquire voting securities of the Issuer; (ii) make, or participate in any proxy solicitation or seek to influence the voting of securities of the Issuer; (iii) participate in a "group" with respect to any voting securities of the Issuer; or (iv) otherwise act to seek control of the management, Board of Directors or policies of the Issuer.

     Except as noted above, none of the Reporting Persons currently has any plans or proposals, though each Reporting Person reserves the right to subsequently devise or implement plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated as follows:

     To the best of the Reporting Persons' knowledge based on the information contained in the Issuer's Quarterly Report of Form 10-Q for the quarterly period ending September 30, 1999, the aggregate number of shares of outstanding Common Stock is 22,084,888 shares. The percentages in this
Item 5 are based upon this information.

     (a) AR Investments, RH Investments, VXM Investments, LXB Investments, and HR Investments each hold directly 433,580 shares of Common Stock (representing approximately 1.96% of the outstanding shares of Common Stock). Pursuant to Rule 13d-3 of the Exchange Act, each Reporting Person may be deemed to be the beneficial owner of all 2,167,900 shares of Common Stock held by the Reporting Persons representing 9.82% of the outstanding shares of Common Stock.

     (b) The Reporting Persons as a group have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Common Stock. See Item 2(a).

     (c) During the last 60 days, the Reporting Persons have acquired the following shares of Common Stock:

         (i) On January 6, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased 220,000 shares of Common Stock from an affiliate at $7.0000 per share. See Item 3.

         (ii) On January 6, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 25,820 shares of Common Stock at $7.0930 per share.

         (iii) On January 7, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 52,880 shares of Common Stock at $7.4343 per share.

         (iv) On January 10, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 10,000 shares of Common Stock at $7.9506 per share.

         (v) On January 11, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 12,980 shares of Common Stock at $8.2371 per share.

         (vi) On January 13, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 9,000 shares of Common Stock at $7.5000 and 22,340 shares of Common Stock at $7.3459 per share.

         (vii) On January 18, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 1,040 shares of Common Stock at $7.6196 per share.

         (viii) On January 19, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 1,600 shares of Common Stock at $7.6300 per share.

         (ix) On January 20, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 1,060 shares of Common Stock at $7.6400 per share.

         (x) On January 21, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 18,720 shares of Common Stock at $7.8770 per share.

         (xi) On January 24, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 16,980 shares of Common Stock at $7.6940 per share.

         (xii) On January 25, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 6,660 shares of Common Stock at $7.7630 per share.

         (xiii) On January 26, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 9,940 shares of Common Stock at $7.8010 per share.

         (xiv) On January 27, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 13,420 shares of Common Stock at $7.7800 per share.

         (xv) On January 28, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 8,680 shares of Common Stock at $8.0284 per share.

         (xvi) On January 31, 2000, AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments each purchased in open market transactions effected on the American Stock Exchange 2,460 shares of Common Stock at $8.0595 per share.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Schedule 13D is hereby amended and restated as follows:

     AR Investments, RH Investments, VXM Investments, LXB Investments and HR Investments are each ultimately controlled by the Monument Trustee. IPC, LMR Investments and LMR Trust are each ultimately controlled by the Caledonian Trust. AR Investments, RH Investments, VXM Investments, LXB Investments, HR Investments, the Barry Trust, the Rachel Trust, the Vivian Trust, the Lillian Trust, the Henry Trust, IPC, LMR Investments and LMR Trust may be deemed to be a group pursuant to section 13(d) (3) and Rule 13d-5(b) (1) of the Exchange Act. Except as disclosed in Item 4, the Reporting Persons and the other persons named in Item 2(a) have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between themselves and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 2. Joint Filing Agreement of the Reporting Parties, dated February 25, 2000.




                                 SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


Dated:  February 25, 2000

                              AR Investments Limited

                              By:/s/ J.B. Unsworth
                                 ----------------------------------------
                                 Name: J.B. Unsworth
                                 Title: Director


                              Barry Trust by The Monument Trust

Company Limited in its capacity as Trustee

                              By:/s/ Geoffrey Le Page
                                 ----------------------------------------
                                 Name:  Geoffrey Le Page
                                 Title:  Director


                              RH Investments Limited

                              By:/s/ J.B. Unsworth
                                 ----------------------------------------
                                 Name: J.B. Unsworth
                                 Title: Director


                              Rachel Trust by The Monument Trust
                              Company Limited in its capacity as Trustee

                              By:/s/ Geoffrey Le Page
                                 ----------------------------------------
                                 Name:  Geoffrey Le Page
                                 Title:  Director


                              VXM Investments Limited

                              By:/s/ J.B. Unsworth
                                 ----------------------------------------
                                 Name: J.B. Unsworth
                                 Title: Director


                              Vivian Trust by The Monument Trust
                              Company Limited in its capacity as Trustee

                              By:/s/ Geoffrey Le Page
                                 ----------------------------------------
                                 Name:  Geoffrey Le Page
                                 Title:  Director


                              LXB Investments Limited

                              By:/s/ J.B. Unsworth
                                 ----------------------------------------
                                 Name: J.B. Unsworth
                                 Title: Director


                              Lillian Trust by The Monument Trust
                              Company Limited in its capacity as Trustee

                              By:/s/ Geoffrey Le Page
                                 ----------------------------------------
                                 Name:  Geoffrey Le Page
                                 Title:  Director


                              HR Investments Limited

                              By:/s/ J.B. Unsworth
                                 ----------------------------------------
                                 Name: J.B. Unsworth
                                 Title: Director


                              Henry Trust by The Monument Trust
                              Company Limited in its capacity as Trustee


                              By:/s/ Geoffrey Le Page
                                 ----------------------------------------
                                 Name:  Geoffrey Le Page
                                 Title:  Director


                              The Monument Trust Company Limited in its capacity as Trustee of Barry Trust, Rachel Trust, Vivian Trust, Lillian Trust and Henry Trust

                              By: /s/ Geoffrey Le Page
                                 ----------------------------------------
                                 Name:  Geoffrey Le Page
                                 Title:  Director



                              IPC Advisors S.A.R.L.

                              By: /s/ J.B. Unsworth
                                 ------------------
                                 Name: J.B. Unsworth
                                 Title: Manager


                              LMR Investments Limited

                              By:   /s/  J.B. Unsworth
                                  -------------------
                                  Name: J.B. Unsworth
                                  Title: Director


                              LMR Family Trust by Caledonian Bank
                              & Trust Limited in its capacity as Trustee

                              By:  /s/ David Sargison
                                 ----------------------------------------
                                 Name: David Sargison
                                 Title: Managing Director


                              Caledonian Bank & Trust Limited in
                              its capacity as Trustee of the LMR Family
                              Trust

                              By: /s/ David Sargison
                                 ----------------------------------------
                                 Name: David Sargison
                                 Title: Managing Director